Brascan Power Acquires Two Hydroelectric Plants
From Reliant in Northeast United States

Gatineau, Quebec, April 27, 2005 – Brascan Power announced today that it has completed the acquisition of two hydroelectric generating stations totaling 48 megawatts of capacity from Reliant Energy for US$42 million.

“The closing of this acquisition is a significant milestone in our strategy to expand in the northeast as it marks our first foray into the Pennsylvania, New Jersey and Maryland (PJM) electricity market. At the same time, it furthers our objective of geographic diversification,” said Harry Goldgut, Chairman and Chief Executive Officer of Brascan Power.

The Piney station is a 28 megawatt facility located on the Clarion River in Pennsylvania and the Deep Creek station is a 20 megawatt facility located on the Youghiogheny River in Maryland. The combined average annual output of the facilities, totalling 96 gigawatt hours, together with capacity and ancillary products, will be sold into the PJM electricity market.

About Brascan Power

Brascan Power Inc. comprises the power generating, transmission, distribution and marketing operations of Brascan Corporation. It is a producer and distributor of power and one of the lowest cost producers of hydroelectric power in North America. Brascan Power owns and operates almost 130 power generation facilities with a total generating capacity of over 2,600 megawatts. The Company has developed and successfully operated hydroelectric power facilities, primarily across North America, for almost 100 years. (See www.brascanpower.com for more details). Brascan Corporation (NYSE/TSX: BNN) is an asset management company. With a focus on property, power and other infrastructure assets the company has direct investments of $20 billion and a further $7 billion of assets under management. (See www.brascancorp.com for more details).

Brascan Power
Shelley Moorhead
Director, Corporate Communications & Investor Relations
Tel: (819) 561-8072
Fax: (819) 561-7188
Email: shelley.moorhead@brascanpower.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies’ Annual Reports and Brascan’s 40-F filed with the Securities and Exchange Commission. The companies undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.